August 26, 2021

FILED VIA EDGAR

Division of Corporation Finance
Office of Trade and Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Enphys Acquisition Corp. Amendment No. 2 to Registration Statement on Form S-1 Filed on August 20, 2021 File No. 333-257932

Ladies and Gentlemen:

On behalf of our client, Enphys Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are submitting this letter in response to the written comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as contained in your letter of comment dated August 24, 2021 to the Company (the “Comment Letter”) regarding the Company’s Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”), as filed with the SEC on August 20, 2021.  In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting Amendment No. 3 to the Registration Statement (“Amendment No. 3”) together with this response letter.  Amendment No. 3 contains certain additional updates and revisions.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response. Except for page references appearing in the headings and the Staff comment below (which are references to the Registration Statement filed on August 20, 2021), all page references herein correspond to the page of Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-1 Filed August 20, 2021

Exhibits

1.
We note that the form of warrant agreement filed as Exhibit 4.4 contains an exclusive forum provision that appears to apply to actions arising under the Securities Act. Please revise to discuss this provision in the risk factor and description of securities sections of the prospectus, and disclose whether the provision applies to actions arising under the Securities Act. If the provision applies to Securities Act claims, please state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act, please also ensure that the exclusive forum provision in the form of warrant agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act.

The Company respectfully advises the Staff that that the Company’s Form of Warrant Agreement, included as Exhibit 4.4 of the Amendment, has been revised to clearly state that the exclusive forum provision does apply to actions arising under the Securities Act. The Company also respectfully advises the Staff that it has revised pages 63 and 135 of Amendment No. 3 to discuss the forum provision of the Warrant Agreement, including disclosure regarding the uncertainty that a court would enforce the exclusive forum provision in the warrant agreement with respect to claims asserting a cause of action under the Securities Act and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Securities and Exchange Commission
August 26, 2021

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We hope the foregoing has been responsive to the Staff’s comment. If the Staff should have any questions, or would like further information, concerning the response above, please do not hesitate to contact me at (617) 856-8362 or jmccaffrey@brownrudnick.com.

Sincerely,

/s/ Jason S. McCaffrey
Jason S. McCaffrey

cc:	Jorge de Pablo, Chief Executive Officer Todd Emmerman, Esq., Brown Rudnick LLP Derek Dostal, Esq., Davis Polk LLP